SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             VISKASE COMPANIES, INC.

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                              (Name of the Issuer)

                                  COMMON STOCK

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                         (Title of Class of Securities)

                                    29403700

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                                 (CUSIP Number)

                             Timothy J. Gramatovich
                          Peritus Capital Partners, LLC
                          315 East Canon Perdido Street
                         Santa Barbara, California 93101
                                 (805) 882-9169

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 16, 2000

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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X] {Please review this section for relevance]

SCHEDULE 13D

CUSIP NO. 29403700

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1        NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Peritus Capital Partners, LLC

         I.D. # 77-0493842

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
(b)  [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         WC

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS  [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California

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NUMBER                      7       SOLE VOTING POWER
OF                                                      0
SHARES                     -----------------------------------------------------
BENEFICIALLY                8        SHARED VOTING POWER
OWNED                                                1,113,000
BY                         -----------------------------------------------------
EACH                        9        SOLE DISPOSITIVE POWER
REPORTING                                             0
PERSON                     -----------------------------------------------------
WITH                        10       SHARED DISPOSITIVE POWER

                                                     1,113,000

                           -----------------------------------------------------


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,113,000

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.39%

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14       TYPE OF REPORTING PERSON

         OO

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SCHEDULE 13D

CUSIP NO. 29403700

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1        NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Peritus Asset Management, Inc.

         I.D. # 94-3174137

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
(b)  [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         WC

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS  [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California

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NUMBER                     7        SOLE VOTING POWER
OF                                               0
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED                                       1,561,833
BY                         -----------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                                        0
PERSON                     -----------------------------------------------------
WITH                       10       SHARED DISPOSITIVE POWER

                                             1,561,833

                         -------------------------------------------------------




11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,561,833

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.37%

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14       TYPE OF REPORTING PERSON

         IA

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                                  SCHEDULE 13D

CUSIP NO. 29403700

This Schedule 13D is filed on behalf of Peritus Asset Management, Inc. and Peritus Capital Partners, LLC, as a group, pursuant to Rule 13d-1(k)(1) (the "Reporting Persons"). With respect to Peritus Asset Management, Inc., this
Schedule 13D replaces the Schedule 13G filed by it on February 9, 2000. With respect to Peritus Capital Partners, LLC, this Schedule 13D replaces the
Schedule 13G filed by it on February 9, 2000. This Schedule 13D is being filed to reflect a change in the ultimate objective of the Reporting Persons, as required under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 1.       SECURITY AND ISSUER.

This statement on Schedule 13D relates to the Common Stock of Viskase Companies, Inc. The address of the issuer's principal executive offices is 6855 W. 65th Street, Chicago, IL. 60638.

ITEM 2.       IDENTITY AND BACKGROUND.

THE REPORTING PERSONS:

(a) Name and jurisdiction of organization: This statement is filed by Peritus Capital Partners, LLC, a California limited liability company, and Peritus Asset Management, Inc., a California corporation.

(b) Principal business: The principal business of Peritus Asset Management, Inc., is as an investment advisor. The principal business of Peritus Capital Partners, LLC is as a private investment fund.

(c) Address: The address of the principal business and principal office of each Reporting Person is 315 East Canon Perdido, Santa Barbara, California, 93101.

EXECUTIVE OFFICERS AND DIRECTORS:

Peritus Asset Management, Inc. is the manager of Peritus Capital Partners, LLC, which has one other manager, Steven L. Gevirtz. The executive officers and directors of Peritus Asset Management, Inc. and Streamline Capital, and the information required by paragraphs (a) through (c) of Item 2, are as follows:

Timothy J. Gramatovich, President, Chief Investment Officer,
Chief Financial Officer and Director

Peritus Asset Management, Inc.
315 East Canon Perdido Street
Santa Barbara, California 93101

Ronald J. Heller, Senior Vice President, Portfolio Manager, Secretary, Treasurer and Director

Peritus Asset Management, Inc.
315 East Canon Perdido Street
Santa Barbara, California 93101

Steven L. Gevirtz, Managing Partner
1859 San Leandro Lane
Santa Barbara, California 93108

(d) Neither Reporting Person, nor, to the best of their knowledge, any of the other individuals identified in Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Reporting Person, nor, to the best of their knowledge, any of the individuals identified in Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Gramatovich, Heller and Gevirtz are U.S. citizens.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds for the acquisitions by Peritus Asset Management, Inc. has been client funds. The source of funds for the acquisitions by Peritus Capital Partners, LLC has been funds of investing members. These are the only anticipated sources of any future purchases, except that Peritus Capital Partners, LLC is authorized under its charter documents to borrow funds for investment purposes and may choose to do so.

ITEM 4.       PURPOSE OF TRANSACTION

All of the Shares reported herein have been acquired for investment purposes. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the issuer, to dispose of, or caused to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

On or about March 16, 2000, the Reporting Persons adjusted the ultimate objectives and determined to adapt their position accordingly. The Reporting Persons have determined, where possible and appropriate, to play a role in influencing future business decisions of the Issuer and business decisions of other parties that may affect the future of the Issuer. Accordingly, they are changing their filing status from that of "passive" investors reporting on
Schedule 13G. The Reporting Persons currently have no formal plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2, are as follows:

Peritus Asset Management, Inc.: 1,561,833 shares, 10.37% (including shares beneficially owned by Peritus Capital Partners, LLC, reported below).

Peritus Capital Partners, LLC: 1,113,000 shares, 7.39%.

Mr. Gramatovich:   -1,380-

Mr. Heller:       -1,050-

The stated percentages are based on the issuer's report of 15,058,439 shares of Common Stock outstanding in its quarterly report on Form 10-Q filed November 15, 1999.

(b) The voting and dispositive powers with respect to the shares held by the Reporting Persons rest solely in Peritus Asset Management, Inc.

(c) The reporting persons engaged only in purchase transactions in the last 60 days, which are reported below:


Trade Blotter:

  DATE              BUYER      NUMBER OF      PRICE PER
                               SHARES         SHARE
  03/08/2000        PCP        10,000         2.030
  03/08/2000        PCP        221,000        1.938
  03/02/2000        PCP         5,000         1.250
  03/01/2000        PCP         2,500         1.188
  02/23/2000        PCP          493          1.813
  02/23/2000        PCP          500          1.813
  02/15/2000        PCP         1,507         1.813
  02/10/2000        PCP          493          1.750
  02/09/2000        PAM        10,990         2.156
  01/20/2000        PCP         9,000         2.125
  01/20/2000        PAM          500          2.250
  01/19/2000        PAM        (1,650)        1.969
  01/12/2000        PCP         7,000         2.000
  01/12/2000        PCP         2,500         2.125
  01/12/2000        PCP          500          1.938
  01/11/2000        PAM         (50)          1.750
  01/11/2000        PAM          500          1.875
  01/07/2000        PAM         2,500         2.000
  01/07/2000        PAM         (30)          1.969
  01/04/2000        PAM          200          2.870
  12/29/1999        PAM         4,000         2.125
  12/28/1999        PAM         4,000         2.000
  12/28/1999        PAM         1,000         1.938
  12/28/1999        PCP         1,000         1.625
  12/28/1999        PCP         1,000         1.750
  12/28/1999        PCP         1,000         1.875
  12/28/1999        PCP         3,000         1.938
  12/28/1999        PCP         9,000         2.000
  12/28/1999        PCP         1,000         2.063
  12/27/1999        PAM         4,000         1.625
  12/27/1999        PAM        5,000          1.750
  ----------        ---        ------         ------

 Total/Average                 307,453        1.913

      PCP                      276,493
      PAM                      30,960
      ---                      ------
     Total                     307,453



Notes: PAM = Peritus Asset Management, Inc. PCP = Peritus Capital Partners, LLC All shares were purchased through broker transactions on the open market.

(d) and (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, except as reported in this Schedule 13D

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Joint Filing Agreement, dated as of March 17, 2000, by and among the Reporting Entities.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:3/16/00
                          PERITUS CAPITAL PARTNERS, LLC

                      By: Peritus Assets Management, Inc.,
                                     Manager

                         By: /s/ Timothy J. Gramatovich
                   ------------------------------------------
                             Timothy J. Gramatovich
                            Chief Investment Officer

                         PERITUS ASSET MANAGEMENT, INC.

                         By: /s/ Timothy J. Gramatovich
                    ----------------------------------------
                             Timothy J. Gramatovich
                            Chief Investment Officer